SAMSON OIL & GAS ADVISES ON NORTH STOCKYARD FIELD

Denver 1800 hours 8th May, 2011, Perth 0700 hours, 9th May, 2011

EARL #1-13H (SSN Working Interest 32%)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that operations on the Earl #1-13H progressed to drilling out plugs 19 to plug 11. At this point the tubing string being used to drill the plugs parted at around 4,400 feet. The top part of the tubing string was subsequently recovered and an operation to recover the balance of the tubing is underway. This has taken longer than anticipated because the drill pad had to be reinforced with gravel as a consequence of the spring thaw. In addition, unseasonal blizzard conditions have been experienced in North Dakota which shut down operations for a 48 hour period.

A rotating snubbing unit was mobilized to the well site the morning of Friday May 6th.  This equipment will enable the parted tubing string to be rotated and pulled such that the drill string is successfully recovered. The rupture in the drill string is thought to have been caused by frac sand forming a bridge behind the drill bit.  Once the string is rotated and fluid circulated, the string will be recovered.

Whilst these operations have been undertaken, the well continued to flow hydrocarbons and the rate in the 24 hours ending 0500 hours on May 6th was 749 BOPD, with rates observed up to 1296 BOPD.

EVERETT #1-15H (SSN Working Interest 31%)

The Everett #1-15H spudded on May 7th, and on May 8th was at a depth of 2,214 feet. The Everett well is designed as a 5,000 ft horizontal well in the Middle Bakken.  It is to be completed using external casing packers and fracture stimulated in 20 stages.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.84 per ADS on May 6th, 2011 the Company has a current market capitalization of approximately US$281.2 million.  Correspondingly, based on the ASX closing price of A$0.14 on May 6th, 2011, the Company has a current market capitalization of A$275.4 million.  The options have been valued at their closing price of A$0.125 on May 6th, 2011 and translated to US$ at the current exchange of 1.0698 for purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.